
Mail Stop 4561

January 18, 2018

Tien Tzuo
Chief Executive Officer
Zuora, Inc
3050 South Delaware Street, Suite 301
San Mateo, CA 94403

> **Re: Zuora, Inc**
> **Draft Registration Statement on Form S-1**
> **Submitted December 22, 2017**
> **CIK No. 0001423774**

Dear Mr. Tzuo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 2

1.   Please tell us how you determine which companies to include in the Subscription Economy Index ("SEI"). Also, disclose why you believe comparing revenue growth of companies in the SEI to companies in the S&P 500 is meaningful given the nature of the companies included in each. In that regard, we note that the SEI is a weighted average that only reflects your customers that have been on your platform for at least two years, but does not necessarily reflect the "subscription economy" as a whole. Also, please provide us with a copy of the SEI.

Implications of Being and Emerging Growth Company, page 7

2.   Please disclose whether you intend to take advantage of the extended transition period for new and revised accounting standards under Section 102(b)(1) of the JOBS Act. If you intend to avail yourself of this accommodation, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Summary Consolidated Financial Data

Consolidated Balance Sheet Data, page 12

3.   Please revise footnote (1) to describe the conditions required for the automatic conversion as described on page F-23.

Use of Proceeds, page 54

4.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for "working capital and other general corporate purposes, including research and development and sales and marketing." Consider disclosing the amount of proceeds that you intend to use to expand your sales and marketing, increase your research and development, or expand geographically. To the extent that you intend to use the net proceeds to repay your $15.0 million term loan, please clarify this.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Affecting Our Performance, page 65

5.   Considering your focus on acquiring new customers and expanding sales to existing customers, please tell us whether any metrics related to this focus, such as customer retention, dollar-based expansion rate, renewal rates, number of new customers, etc., are used by management in managing your business. If so, revise to include quantified disclosure of such metrics. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

6.   You state that you typically enter into non-cancelable agreements with terms of one to three years. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings are expected to have a significant impact on the variability or comparability of your revenues

and results of operations, please provide a quantitative and qualitative discussion of billings in MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

Results of Operations, page 70

7.   You disclose that the increase in subscription revenue is due to the addition of new customers and continued expansion in usage by, and sales of additional products to existing customers. Please revise to provide an indication of the magnitude of each factor impacting revenue growth in quantified terms, if reasonably practicable. For example, disclose the increase in revenue attributable to new versus existing customers, the number of customers, average price per customer or the percentage growth in each. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Critical Accounting Policies and Estimates

Revenue Recognition, page 78

8.   Please reconcile your disclosure that you have established VSOE for elements of your arrangements with the disclosure immediately following stating you have not established VSOE for your elements. To the extent you have established VSOE for some elements, please revise your disclosure on page F-8 to identify the elements for which you have established VSOE and those for which you have not. Refer to ASC 605-25-50-2(e).

Overview, page 83

9.   You state throughout the filing that as of October 31, 2017, you served more than 900 customers. Please disclose how you define a customer and provide comparative customer data for each period presented.

Intellectual Property, page 97

10.   Please provide more specific disclosure regarding the intellectual property owned by the company, including the duration of any material patents. See Item 101(c)(1)(iv) of Regulation S-K.

Consolidated Financial Statements of Zuora, Inc. and Subsidiaries

Note 1. Summary of Business and Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-7

11.   Please explain further your policy for establishing ESP based on the weighted average of actual sales prices of the element when sold together with other elements, and tell us your consideration of prices charged for such elements when sold on a stand-alone basis. Refer to ASC 605-25-30-6C.

Accounts Receivable, page F-10

12.   Your disclosure indicates that you write-off bad debts to revenue and deferred revenue. Please revise to indicate that write-offs are charged to the allowance, if true. If not, please tell us how you concluded that writing off receivables directly to revenue or deferred revenue was appropriate.

Note 11. Common Stock and Stock Plans, page F-26

13.   Please provide us with a breakdown of all stock options, restricted stock awards and RSUs granted to date in fiscal 2018, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Consolidated Financial Statements of Leeyo Software, Inc. and Subsidiary

General

14.   Please provide us with a summary of your income significance test pursuant to Rule 1-02(w) of Regulation S-X to demonstrate how you determined what audited financial statements should be provided pursuant to Rule 3-05(b)(2) for the Leeyo acquisition. In your response, specifically address how you considered computational note 2 to Rule 1-02(w) in your calculations.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-54

15.   Your disclosure does not indicate that future service is required to earn the initial $2.5 million payment to certain of the Leeyo former employees. As such, please clarify why you have not included this payment in your total business combination consideration. Refer to ASC 805-10-55-24 and 55-25.

Note 2. Pro Forma Adjustments, page F-57

16.   Please revise your disclosure to disaggregate the major classes of intangible assets acquired and the value assigned to each. Also, disclose the amortization period for each class.

17.   Please disclose the significant terms of your debt, as well as a sensitivity analysis demonstrating the impact of a reasonably possible change in interest rates, if material.

Recent Sales of Unregistered Securities, page II-2

18.   Please revise to disclose the facts relied upon for the exemption under Section 4(a)(2) of the Securities Act, as required by Item 701(d) of Regulation S-K. We note, for example, you do not indicate whether the investors were accredited or sophisticated with access to information. You also do not provide any disclosure regarding the May 2017 common stock issuance in connection with the Leeyo Software acquisition.

General

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

20.   To the extent that you intend to include graphics in the forepart of your prospectus, please supplementally provide us with copies of any pending graphics or artwork you intend to use. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or me at (202) 551-3735 with any other questions.

                                Sincerely,

                                /s/ Barbara C. Jacobs

                                Barbara C. Jacobs
                                Assistant Director
                                Office of Information Technologies
                                and Services

cc: Jeffrey Vetter, Esq.
        Fenwick & West LLP